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                             April 21, 2022

       David Robson
       Chief Financial Officer
       Nuvve Holding Corp.
       2488 Historic Decatur Road
       San Diego, California 92106

                                                        Re: Nuvve Holding Corp.
                                                            Post-Effective
Amendment to Form S-3
                                                            Filed April 7, 2022
                                                            File No. 333-254718

       Dear Mr. Robson:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment to Form S-3 filed April 7, 2022

       General

   1. We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended
December 31, 2021, which in turn incorporates by reference
                                                        certain Part III
information from a definitive proxy statement that you have not yet filed.
                                                        Please be advised that
we cannot declare your filing effective until you have amended your Form 10-K to
include the Part III information or have filed a definitive proxy statement which
includes such information. For guidance, please refer to Question 123.01 of the Securities Act
Forms Compliance and Disclosure Interpretations.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 David Robson
Nuvve Holding Corp.
April 21, 2022
Page 2

action by the staff.

       Please contact Patrick Fullem at (202) 551-8337 or Jay Ingram at (202) 551-3397 with any questions.



                                                          Sincerely,
FirstName LastNameDavid Robson
                                                          Division of
Corporation Finance
Comapany NameNuvve Holding Corp.
                                                          Office of
Manufacturing
April 21, 2022 Page 2
cc:       Eric T. Schwartz
FirstName LastName